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Brian Bristol · 2nd





Co-Founder of Pigeon Loans | Software Engineer at Intuit

San Diego, California, United States · 500+ connections ·

Contact info



Pigeon Loans

Bowdoin College

Featured

WINNER OF THE GREATEST DAMN PITCH: EPISODE I RELATIONSHIP IN TECH
THE GREATEST DAMN PITCH
GDP
PIGEON LOANS
BOWDOIN
POLAR BEARS

54 · 8 comments

I've got HUGE news!



...

Pigeon Loans
is now available to you!
Making loans between friends and family is as easy as 1. 2. 3.
Join the Flock
www.pigeonloans.io

111 · 11 comments

Experience



Chief Technology Officer
Pigeon Loans · Full-time
Sep 2020 – Present · 7 mos
San Diego, California, United States

I built something kind of cool. If you haven't yet heard of Pigeon Loans, you probably will soon.

I am currently working to improve, facilitate, and enable loans between friends, family, and loved ones all across the globe. It shouldn't be difficult or stressful to make a loan with someone you trust. So with no comprehensive existing solution in the finance or tech market, I decided to create the solution.

…see more

 **Pigeon Loans Walkthrough**

 **Welcome to Pigeon Loans**



Software Engineer
Intuit · Full-time
Aug 2019 – Present · 1 yr 8 mos
Greater San Diego Area

Currently, I am working on developing offensive security tools to find vulnerabilities and test exploits within Intuit's infrastructure. The primary goal of my work is to build, refine, and bolster the capabilities of an internal Intuit Information Security tool named War Machine. In order to achieve the vision set forth for War Machine, I dedicate a significant amou …see more



Software Engineer
Intuit
May 2018 – Aug 2018 · 4 mos
Mountain View, CA

During the course of my time at Intuit, I worked within the Intuit Information Security Research & Development team. Throughout the summer, I dedicated my time to creating and delivering a project entitled "Cartwheel". Cartwheel is a secrets management tool that allows for the automatic rotation of all of Intuit's highly sensitive data such as, secrets, password …see more



Software Engineer

Pinterest

Jun 2017 – Aug 2017 · 3 mos

San Francisco, CA

During the summer of 2017, I worked in the Data/Infrastructure department at Pinterest. As part of the Visibility team, I learned to utilize tools such as Kafka, Apache Spark, and Scala to solve "big data" issues facing Pinterest.

...see more



Lacrosse Coach

Harlem Lacrosse

Sep 2016 – Dec 2016 · 4 mos

Harlem, New York

Undertook an unpaid coaching position to work with at-risk youth to grow the sport of lacrosse in Harlem, New York. Comprised of mostly minority middle-school aged boys, I worked with the Promise Academy II lacrosse team to help cultivate their skills and provide leadership for the athletes on this team.

...see more

Show 3 more experiences ⌄

Education



Bowdoin College

Bachelor of Arts - BA, Computer Science, Philosophy

2015 – 2019

Activities and Societies: Students of Color Computer Science, African American Society, Lacrosse, QuestBridge, Bowdoin Christian Fellowship

Volunteer experience



Parking Volunteer

Elevation Church

Jun 2013 – Aug 2016 • 3 yrs 3 mos

Volunteerism with Elevation Church, served a role as Parking Assistant. Over the course of 4 years, I volunteered approximately 150 hours with this wonderful organization.

Skills & endorsements

Python · 7

Wai Munyutu and 6 connections have given endorsements for this skill

 LinkedIn Skill Assessment badge

Leadership · 5

Wai Munyutu and 4 connections have given endorsements for this skill

React · 1

Wai Munyutu has given an endorsement for this skill

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